DIRECTION FINANCIERE
EXHIBIT 99.8
The New York Stock Exchange, Inc.
Dennis Dunn Esq.
20 Broad Street
New York, NY 1005
USA
Transmitted by facsimile to : 212 656 5893
Number of pages : 1
Paris, 11th of July 2007
Re : Notice of Repurchase of Ordinary Shares of Total
Dear Sirs,
Please, be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 8,000,000 of its ordinary shares, nominal value 2.50 euros per share, during the three-month period ending June 30, 2007, through trades executed at the Paris Stock Exchange. Before these operations, TOTAL S.A. held 28,812,150 shares in its treasury. In addition, on June 30, 2007, 100,331,268 shares were held by various subsidiaries. As a result, Total held an aggregate of 137,143,418 of its ordinary shares at this date.
Very truly yours,
C. PARIS de BOLLARDIERE
Treasurer